UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Telmex Internacional, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

879690105 for L Share ADSs1

879690204 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Avila Camacho 24

Torre del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, México

(5255) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on the following pages)

(Page 1 of 21)

_________________________

1             CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

2             CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 80,000 A Shares and 41,081,600 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 80,000 A Shares and 41,081,600 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,801,276 A Shares and 9,836,897,822 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 9,516,264 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,516,264 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,721,276 A Shares and 9,805,332,486 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.2 % of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 9,529,864 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,529,864 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,721,276 A Shares and 9,805,346,086 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.2% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 10,578,738 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,578,738 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,721,276 A Shares and 9,806,394,960 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 12,516,268 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,516,268 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,721,276 A Shares and 9,808,332,490 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 15,688,868 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,688,868 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,721,276 A Shares and 9,811,505,090 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 13,879,122 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,879,122 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,721,276 A Shares and 9,795,816,222 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,721,276 A Shares and 9,809,695,344 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% of A Shares and 69.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carso Global Telecom, S.A.B. de C.V. (“CGT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,105,560 A Shares and 9,421,737,310 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 92,105,560 A Shares and 9,421,737,310 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,105,560 A Shares and 9,421,737,310 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% of A Shares and 66.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 615,716 A Shares and 374,078,912 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 615,716 A Shares and 374,078,912 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,716 A Shares and 374,078,912 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of A Shares and 3.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 49,600 A Shares and 340,015,140 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 49,600 A Shares and 340,015,140 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,600 A Shares and 340,015,140 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 3.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 7,770,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,770,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,770,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 41,138,700 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 41,138,700 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,138,700 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 23,500,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 23,500,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

14

Item 1.	Security and Issuer.

This Amendment No. 5 (the “Fifth Amendment”) amends the Schedule 13D, as amended (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2008, by the Reporting Persons (as defined in the 13D), with respect to the Series L Shares, without par value (“L Shares”), and American Depositary Shares (“L Share ADSs”), each representing 20 L Shares; and the Series A Shares, without par value (“A Shares”), and American Depositary Shares (“A Share ADSs”), each representing 20 A Shares of Telmex Internacional, S.A.B., de C.V., a sociedad anonima bursátil de capital variable (the “Issuer”) organized under the laws of the United Mexican States (“Mexico”). Capitalized terms used but not otherwise defined in this Fifth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required to purchase the 39,000,000 L Shares purchased by CGT and the subsidiaries it controls was U.S.$23,590,987. The funds used to purchase these shares were obtained from the working capital of CGT.

The aggregate amount of funds required to purchase the 9,099,000 L Shares purchased by the Telmex Trust was U.S.$5,210,165. The funds used to purchase these shares were obtained from the working capital of the Telmex Trust.

The aggregate amount of funds required to purchase the 11,608,600 L Shares purchased by GFI through subsidiaries it controls was U.S.$6,651,431. The funds used to purchase these shares were obtained from the working capital of GFI.

Item 5.	Interest in Securities of the Issuer.

(a)                  The Reporting Persons have, as of September 11, 2009, the following interests in the A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	92,801,276	23.3%	9,836,897,822	69.5%
Carlos Slim Domit(4)	92,721,276	23.3%	9,805,332,486	69.2%
Marco Antonio Slim Domit(5)	92,721,276	23.3%	9,805,346,086	69.2%
Patrick Slim Domit(6)	92,721,276	23.3%	9,806,394,960	69.3%
María Soumaya Slim Domit(7)	92,721,276	23.3%	9,808,332,490	69.3%
Vanessa Paola Slim Domit(8)	92,721,276	23.3%	9,811,505,090	69.3%
Johanna Monique Slim Domit(9)	92,721,276	23.3%	9,809,695,344	69.3%
CGT(10)	92,105,560	23.1%	9,421,737,310	66.5%
GFI(11)	615,716	0.2%	374,078,912	3.9%
Telmex Trust(12)(13)	49,600	0.0%	340,015,140	3.5%
Telnor Trust(13)	—	—	7,770,000	0.1%
Fundación Telmex(13)	—	—	41,138,700	0.4%
Fundación Carlos Slim(13)	—	—	23,500,000	0.3%

15

(1)	Based upon 398,420,841 A Shares outstanding as of September 11, 2009, as reported by the Mexican Stock Exchange. Includes A Shares held in the form of A Share ADSs.

(2)

Based upon 9,571,276,937 L Shares outstanding as of September 11, 2009, as reported by the Mexican Stock Exchange. The total number of L Shares outstanding also includes L Shares held in the form of L Share ADSs but does not include the conversion of any A Shares or AA Shares to L Shares. In addition, L Share totals and percentages assume that all of the A Shares held by the Reporting Persons and 4,497,737,310 AA Shares held by CGT, which may be deemed to be beneficially owned by the Slim Family, have been converted into L Shares. In accordance with the restrictions set forth in this Schedule 13D, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 4,497,737,310.

(3)

Includes 80,000 A Shares and 41,081,600 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helú, as well as A Shares and L Shares beneficially owned through GFI and CGT by trusts for the benefit of the Slim Family (the “Family Shares”).

(4)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit, as well as the Family Shares.

(5)	Includes 9,529,864 L Shares owned directly by Marco Antonio Slim Domit, which includes 13,600 L Shares owned jointly by Marco Antonio Slim Domit and his children, as well as the Family Shares.

(6)

Includes 10,578,738 L Shares owned directly by Patrick Slim Domit, which includes 30,200 L Shares owned jointly by Patrick Slim Domit and his children that were inadvertently excluded from prior amendments on Schedule 13D filed by the Reporting Persons, as well as the Family Shares.

(7)	Includes 12,516,268 L Shares owned directly by María Soumaya Slim Domit, as well as the Family Shares.

(8)

Includes 15,688,868 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, which includes 72,600 L Shares owned jointly by Vanessa Paola Slim Domit and her children (of which, 13,500 L Shares were inadvertently excluded from prior amendments on Schedule 13D filed by the Reporting Persons), as well as the Family Shares.

(9)

Includes 13,879,122 L Shares owned directly by Johanna Monique Slim Domit and her spouse, which includes 3,600 L Shares owned jointly by Johanna Monique Slim Domit and her children, as well as the Family Shares.

(10)

Includes A Shares and L Shares owned directly by CGT, as well as A Shares and L Shares beneficially owned through its wholly-owned subsidiaries. Also includes 19,200 A Shares owned directly by CGT that were inadvertently excluded from prior amendments on Schedule 13D filed by the Reporting Persons.

(11)

Includes A Shares and L Shares owned directly by GFI, as well as A Shares and L Shares beneficially owned through wholly-owned subsidiaries it controls or other entities that may be deemed to be controlled by the Slim Family.

(12)	Includes 100,000,000 AA Shares owned by the Telmex Trust.

(13)	Shares disclaimed by the Slim Family and CGT.

(b)          Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and Telmex, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares controlled by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carlos Slim). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)         Not applicable.

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(d)          All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts. Thus, beneficial ownership of the Family Shares may be deemed to be shared by each member of the Slim Family. Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and Telmex, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares controlled by such persons (including the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carlos Slim). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

CGT has entered into certain Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares of Telmex (in the form of L Shares ADSs of Telmex) from a counterparty on the terms specified below. CGT entered into each of these Forward Purchase Transactions prior to the Escisión (as described in the Schedule 13D filed by the Reporting Persons on June 24, 2008) and is discussing with the counterparties of these contracts the adjustments necessary to reflect the Escisión. For purposes of this Schedule 13D, CGT has assumed that L Shares of the Issuer are the subject of each contract listed below and has treated such L Shares as beneficially owned by CGT.

Counterparty	Expiration Date	Number of L Shares	Purchase Price per L Share	Interest Rate
JP Morgan Chase Bank, N.A.	August 11, 2010	256,986,840	$.7785	LIBOR + 0.625%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	97,943,200	$1.0210	LIBOR + 0.250%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	181,323,680	$1.1030	LIBOR + 0.250%

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Santander Central Hispano Benelux S.A. de N.V.	September 13, 2011	83,091,000	$1.2035	LIBOR + 0.20%
Wachovia Bank National Association	September 14, 2011	83,091,000	$1.2035	LIBOR + 0.25%
Santander Central Hispano Benelux S.A. de N.V.	October 17, 2011	74,019,260	$1.351	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 7, 2011	149,031,300	$1.342	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 19, 2011	144,613,160	$1.383	LIBOR + 0.20%
BNP Paribas, S.A.	December 19, 2011	71,864,900	$1.3915	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	February 17, 2012	193,361,280	$1.551	LIBOR + 0.250%
Santander Central Hispano Benelux S.A. de N.V.	April 18, 2012	56,069,540	$1.7835	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	May 14, 2012	54,127,200	$1.8475	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 17, 2012	114,351,060	$1.7490	LIBOR + 0.25%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	August 17, 2012	121,175,420	$1.6505	LIBOR + 0.25%

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Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.	Material to be Filed as Exhibits

The Powers of Attorney for (i) the members of the Slim Family, filed as exhibits to the Form 4 filed by the Reporting Persons with the Commission on January 2, 2009 in respect of their ownership of equity shares in Bronco Drilling Company, Inc., (ii) GFI, filed as an exhibit to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Commission on January 22, 2009 in respect of its ownership in equity shares of the New York Times Company, and (iii) CGT, the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carlos Slim, filed as exhibits to Amendment No. 19 to the Schedule 13D filed by the Reporting Persons with the Commission on March 17, 2009 in respect of their ownership in equity shares of América Móvil, S.A.B. de C.V., the Joint Filing Agreement, filed as an exhibit to the initial Schedule 13D filed by the Reporting Persons with the Commission on June 24, 2008 in respect of their ownership in equity shares of the Issuer are all hereby incorporated herein by reference.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú
___________________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
___________________________________	Eduardo Valdés Acra
Marco Antonio Slim Domit	Attorney-in-Fact
___________________________________	September 21, 2009
Patrick Slim Domit
___________________________________
María Soumaya Slim Domit
___________________________________
Vanessa Paola Slim Domit
___________________________________
Johanna Monique Slim Domit
___________________________________
CARSO GLOBAL TELECOM, S.A.B. DE C.V.
___________________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
___________________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

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BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
___________________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
___________________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
___________________________________
By: Adolfo Cerezo
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.
___________________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

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